Exhibit 99.1
SEANERGY MARITIME HOLDINGS CORP. ANNOUNCES AMENDMENT AND CONVERSION
OF THE CONVERTIBLE PROMISSORY NOTE ISSUED IN ITS BUSINESS COMBINATION
August 19, 2009 — Athens, Greece — Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP; SHIP.W) announced today that it has amended the convertible promissory note in the principal amount of $28,250,000 due on August 28, 2010, which was issued as partial consideration for the vessels it acquired in its business combination in August 2008, to reduce the conversion price. In connection with, and as a condition to, the reduction in the conversion price, holders of the note have converted the principal amount of the note and all accrued but unpaid fees and interest due thereunder into Seanergy common stock. The new conversion price is equal to the average closing price of the Company’s Common Stock as quoted on the Nasdaq Global Market for the five trading days commencing today.
Dale Ploughman, the Company’s Chief Executive Officer, stated: “The conversion of the note into common stock is another significant step in our objective of transforming Seanergy into a leader in the global shipping industry. It reinforces Seanergy’s capital structure by reducing our debt without depleting our cash reserves and by increasing our equity position. This reinforces our ability to continue pursuing a growth strategy taking advantage of acquisition opportunities that may arise during the current time of relatively soft asset values in the dry bulk sector. Furthermore, this conversion tangibly demonstrates the commitment and belief of the note holders in Seanergy’s long term prospects.”
“In less than a year since the conclusion of the business combination, we tripled the carrying capacity of our controlled fleet in terms of dwt expanding our revenue and profit generation capability, while maintaining a healthy balance sheet and delivering strong results despite the highly volatile market environment.”
About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp., the successor to Seanergy Maritime Corp., is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the control and operation of dry bulk carriers. The Company purchased and took delivery of six dry bulk carriers in the third and fourth quarters of 2008 from companies associated with members of the Restis family. In August 2009, the Company acquired a controlling interest in Bulk Energy Transport (Holdings) Limited, which owns five drybulk carriers, four Capesize and one Panamax.
As a result, the Company’s current controlled fleet includes 11 dry bulk carriers (4 Capesize, 3 Panamax, 2 Supramax and 2 Handysize vessels) with a total carrying capacity of 1,043,296 dwt and an average age of 13 years.

The Company’s common stock and warrants trade on the NASDAQ Global Market under the symbols SHIP and SHIP.W, respectively. Prior to October 15, 2008, the Company’s common stock and warrants traded on the NYSE Amex LLC (formally known as AMEX) under the symbols SRG, SRG.W, respectively.
For further information please visit our website at www.seanergymaritime.com
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of SEC and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
Seanergy Maritime Holdings Corp.
Dale Ploughman
Chief Executive Officer
Tel: +30 210 9638461
E-mail: ir@seanergymaritime.com
Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: seanergy@capitallink.com

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